UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 30, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTAL ANNOUNCEMENT REGARDING PROPOSED

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 3 November 2017 in relation to, among others, proposed amendments to the articles of association.

According to relevant requirements, the board of directors (the “Board”) of the Company has resolved to propose to the shareholders of the Company (the “Shareholders”) certain amendments to the articles of association of the Company (the “Articles of Association”).

The amendments to the Articles of Association include the incorporation of overall requirements for Party building works into the Articles of Association, the establishment of legal status of the Party Committee in the corporate governance structure of the Company and the clarification of the Party Committee’s working organs, funding and responsibilities. The full text of the proposed amendments to the Articles of Association is set out in Appendix I to this announcement.

The proposed amendments to the Article of Association are subject to the approval of the shareholders of the Company by way of special resolutions at the forthcoming 2017 second extraordinary general meeting to be held on 22 December 2017, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

A circular containing, among other things, details of the proposed amendments to the Articles of Association will be despatched to the Shareholders in due course.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
30 November 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

Appendix I	Proposed Amendments to the Articles of Association

Set out below are the details of the amendments to the Articles of Association:

Existing Articles	Revised Articles

Article 12

In accordance with the Constitution of the Party, the Company shall establish Party organizations. The Party Committee at different levels of the Company shall perform functions in accordance with provisions of the Constitution of the Party. The Company shall set up the working organs of the Party, and maintain an adequate level of staffing to handle Party affairs as well as sufficient funding necessary for the activities of the Party organizations.

Article 96	Article 97

The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:	The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

(1)   to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)   to implement the resolutions of the Shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment plans;

(4)   to formulate the Company’s annual preliminary and final financial budgets;

(5)   to formulate the Company’s profit distribution plan and plan for making up losses;

Appendix I	Proposed Amendments to the Articles of Association

Existing Articles	Revised Articles

(6)   to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company;

(7)   to draw up plans for the merger, division or dissolution of the Company;

(8)   to decide on the establishment of the Company’s internal management structure;

(9)   to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

(10) to establish the Company’s basic management system;

(11) to formulate any proposals for any amendments of the Company’s articles of association;

(12) to exercise any other powers conferred by the Shareholders’ general meetings.

(6)   to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company;

(7)   to draw up plans for the merger, division or dissolution of the Company;

(8)   to decide on the establishment of the Company’s internal management structure;

(9)   to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

(10) to establish the Company’s basic management system;

(11) to formulate any proposals for any amendments of the Company’s articles of association;

(12) to exercise any other powers conferred by the Shareholders’ general meetings.

Except the board of directors’ resolutions in respect of the matters specified in subparagraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

Except the board of directors’ resolutions in respect of the matters specified in subparagraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

Prior to making decisions on material issues of the Company, the board of directors shall seek advice from the Party Committee of the Company in advance.

Appendix I	Proposed Amendments to the Articles of Association

Existing Articles	Revised Articles

CHAPTER 15 THE PARTY COMMITTEE

Article 143

The Company shall establish the Party Committee. The Party Committee shall be comprised of one secretary and several other members. A deputy secretary of the Party Committee shall be appointed to take charge of the Party building work.

Eligible members of the Party Committee are entitled to be admitted to the board of directors of the Company, the supervisory committee, and the management through legal procedures, and eligible Party members from the board of directors, the supervisory committee, and the management are entitled to be admitted to the Party Committee in accordance with relevant rules and procedures. Meanwhile, a disciplinary committee shall be established in accordance with relevant regulations.

Article 144

The Party Committee of the Company shall perform its duties as required by the internal laws and regulations of the Party such as the Constitution of the Party:

(1)	To ensure and supervise the Company’s consistent implementation of guidelines and policies of the Party and the State, implement major strategic decisions of the Central Committee of the Party and the State Council, as well as the relevant material work arrangement of the Party Committee of the State-owned Assets Supervision and Administration Commission and the superior Party organizations.

Appendix I	Proposed Amendments to the Articles of Association

Existing Articles	Revised Articles

(2)	To adhere to the principle of the Party exercising leadership over cadres, the selection of management with the board of directors of the Company, and the exercise of power as regards the right of cadres’ appointment by the management in accordance with laws. The Party Committee shall consider and propose opinions and suggestions on the candidates nominated by the board of directors or the general manager, or recommend nominees to the board of directors or the general manager. It shall review the proposed candidates together with the board of directors and propose opinions and suggestions thereon.

(3)	To study and discuss the material matters regarding the Company’s reform and stable development as well as major issues relating to the Company’s operation, management and staff’s benefits, and propose opinions and suggestions thereon.

(4)	To assume main responsibility for enforcing the strict discipline of the Party. Take lead in the Company’s ideological and political work, the united front work, building of spiritual civilization and corporate culture, as well as the labour union and groups such as the Communist Youth League. It shall play a leading role in the construction of the Party ’s working style to uphold anti-corruption and integrity and support the disciplinary committee in fulfilling its supervisory responsibility.

Notes:

(1)	The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

(2)	After addition of certain articles in the proposed amendments to the Articles of Association, the subsequent articles shall be re-numbered. The cross references to the numbering of articles of the original Articles of Association as so amended shall also be revised accordingly.

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